John McIlvery
Partner
Direct Voice 818.444.4502
Direct Fax 818.474.8602
Mobile 626.705.0758 E-Mail jmcilvery@biztechlaw.com

September 22, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Web.com, Inc.
Responses to Staff Comments of September 8, 2006 with respect to:

Form 10-K for Fiscal Year Ended August 31, 2005
Filed November 7, 2005
File No. 0-17932

Ladies and Gentlemen:

On behalf of Web.com, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated September 8, 2006 (the “Comment Letter”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), page 23

1.
We note your response to our prior comment no. 1 where you indicate that by excluding certain recurring items such as depreciation and amortization expenses, management believes that EBITDA from Continuing Operations provides meaningful and important supplemental information regarding the Company’s core operations/business. Explain what you mean by core operations/business and why excluding depreciation and amortization which relate to investments in property and equipment and intangible assets which presumably are utilized to generate revenue, is appropriate. If you intend to refer to core operations/business in future filings, ensure that it is adequately defined and that you have fully explain how you determined that the excluded items are not representative of your core operations/business. Also, please provide us your revised disclosure for future filing.

Securities and Exchange Commission September 22, 2006 Page 2

The Company has considered the Staff’s comments. In the Company’s August 30, 2006 response to the Staff’s prior comment No. 1, the Company intended the reference to “core operations” to be synonymous with “continuing operations.” In future filings, the Company intends to use the term continuing operations and will not use the term core operations.

In future filings, to the extent the Company includes EBITDA from continuing operations or other similar non-GAAP financial measures, the Company will provide enhanced disclosure substantially as follows:

Use of Non-GAAP Financial Information

This report contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States.

The Company uses the non-GAAP measure EBITDA from Continuing Operations to supplement the Consolidated Financial Statements presented in accordance with GAAP. This non-GAAP financial measure is used in addition to and in conjunction with the financial results presented in accordance with GAAP, and the presentation of this non-GAAP financial information should not be considered in isolation, or as a substitute for the GAAP conforming measures. The Company has provided reconciliations within this report of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The Company’s management uses EBITDA from Continuing Operations for financial and operational decision making, to evaluate management performance for compensation purposes, and as a means to provide comparable period-to-period operating results. This information is generally requested by investors and analysts. We believe that providing this non-GAAP measure provides greater transparency to investors to view the business through the eyes of management.

Securities and Exchange Commission September 22, 2006 Page 3

The Company defines EBITDA from Continuing Operations as net income (loss) from continuing operations excluding (i) provision for income taxes, (ii) interest income or expense, (iii) depreciation, and (iv) amortization of intangibles. Management uses this non-GAAP financial measure as a primary measure in monitoring and evaluating the Company’s ongoing operating results and trends in its operations. The Company believes that excluding income (loss) from discontinued operations provides a more relevant measure of the Company’s present web services business. The Company’s income (loss) from discontinued operations relates to the Company’s prior business of manufacturing personal computers, which the Company sold in fiscal 2001, and is wholly unrelated to the Company’s present web services business. By excluding these discontinued operations, the Company believes management and investors are better able to compare operating results of the Company’s existing business over multiple periods. Management believes that measuring the performance of the business without regard to discontinued operations and interest, taxes and depreciation and amortization can make trends in operating results more readily apparent, and when considered with other information, assist management and investors in evaluating the Company’s ability to generate future earnings. A substantial portion of the Company’s non-cash charges relate to historical transactions and capital expenditures that the current management may or may not have influenced. When considered with other performance metrics that alternatively include or exclude these charges, the Company believes the investor, like management, has a measure that provides both individual and collective management effectiveness. The Company believes that this non-GAAP measure is beneficial to management and investors for planning, budgeting and financial modeling purposes, as well as for comparison to its historical performance from period to period and to competitors’ operating results. We believe both short and long term performance is transparent by providing GAAP and non-GAAP basis measurements to investors and analysts.

The limitations of use of the non-GAAP measure of EBITDA from Continuing Operations as compared to Operating Income in accordance with GAAP include the fact that the measure excludes some recurring costs such as depreciation and amortization, which are expected to continue as a significant recurring expense in the Company’s business. EBITDA from continuing operations also does not take into account costs of doing business that can be substantial, such as income taxes and interest expense. Further, EBITDA from Continuing Operations may not be comparable to similarly captioned information reported by other companies. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from this non-GAAP measure, by providing reconciliation to the most directly comparable GAAP financial measure and by evaluating EBITDA from Continuing Operations together with Operating Income and other financial measures calculated in accordance with GAAP.

Securities and Exchange Commission September 22, 2006 Page 4

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.
Sincerely,

/s/ John McIlvery

John J. McIlvery

cc:	Jeffrey M. Stibel
Gonzalo Troncoso
Jonathan Wilson
Vilma Kokaram
Terry Bowling
Matthew Dredge
V. Joseph Stubbs
Ryan Azlein